EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as of March 31, 2021 and 2020 is as follows:

	As of March 31,
	2021	2020
	(Rs. in million)
Long-term debt	931,019.7	833,048.1
Short-term debt (including current portion)	427,917.4	354,949.0
Total debt (A)	1,358,937.1	1,187,997.1
Cash and cash equivalents	317,000.1	184,678.0
Mutual fund (current portion)	190,511.8	108,615.3
Total investible surplus (B)	507,511.9	293,293.3
Net Debt (A-B)	851,425.2	894,703.8
Equity (including non-controlling interest)	519,135.8	598,034.7
Net debt/equity	1.6	1.5